UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June 2002

QUIÑENCO, S.A.

(Exact name of registrant as specified in its charter)

QUIÑENCO, INC.

(Translation of registrant's name into English)

Quiñenco S.A.
Enrique Foster Sur, No. 20, 14th Floor
Santiago, Republic of Chile

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-__________.

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This report consists of two press releases, the first of which announces that Quiñenco's wholly-owned subsidiary, LQ Inversiones Financieras S.A. ("LQIF"), secured a loan and the second of which announces LQIF's prepayment of a note obligation.

QUIÑENCO S.A.

FOR IMMEDIATE RELEASE

For further information contact:

Cindi Freeman	or	Lucia Domville
Investor Relations		Citigate Dewe Rogerson
Quiñenco S.A.		(212) 419-4166
(56-2) 750-7221		e-mail: lucia.domville@citigatedr-ny.com
e-mail: cfreeman@lq.cl		

QUIÑENCO OBTAINS RELATED COMPANY FINANCING

May 29, 2002 – Santiago, Chile. Quiñenco S.A. (LQ:NYSE) informed the Superintendency of Securities and Insurance today that its wholly-owned subsidiary, LQIF, had obtained a US$70 million loan from a company related to the Luksic Group, Quiñenco's controlling shareholders.

The loan, which was carried out at arms' length and is in line with current market conditions in Chile, matures in May of 2005 and bears an annual interest rate of LIBOR + 2%. The loan is not guaranteed by collateral and contains covenants similar to those normally undertaken by the Company in existing credit agreements. Fees associated with the granting of the credit approximate US$100 thousand.

Quiñenco S.A., one of Chile's leading business conglomerates, is the controlling entity of a portfolio of companies involved in financial services, food and beverage, telecommunications, manufacturing and real estate and hotel administration.

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QUIÑENCO S.A.

FOR IMMEDIATE RELEASE

For further information contact:

Cindi Freeman <u>or</u> Lucia Domville

Investor Relations
Quiñenco S.A.
(56-2) 750-7221
e-mail: cfreeman@lq.cl

Citigate Dewe Rogerson
(212) 419-4166
e-mail: lucia.domville@citigatedr-ny.com

QUIÑENCO PREPAYS OBLIGATION WITH EX – CONTROLLING SHAREHOLDERS OF BANCO DE CHILE

June 3, 2002 – Santiago, Chile. Quiñenco S.A. (LQ:NYSE) informed today that its wholly-owned subsidiary, LQIF, had prepaid a two-year note granted by the ex-controlling shareholders of Banco de Chile, originally scheduled to become due in March of 2003.

The obligation, which was incurred as part of the financing of Banco de Chile share acquisition in March of 2001, had an initial face value of UF12,437,783 (equivalent to US$333.5 million on the transaction date), guaranteed by a pledge on the shares acquired in the transaction.

LQIF has fully prepaid the note by replacing it with permanent long-term financing obtained by local and international financial institutions. Credit final maturities including bonds, range between three and twenty years.

Quiñenco S.A., one of Chile's leading business conglomerates, is the controlling entity of a portfolio of companies involved in financial services, food and beverage, telecommunications, manufacturing and real estate and hotel administration.

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SIGNATURE

Pursuant to the requirements of the Securites Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUINENCO S.A.

By: ______________________

Name: Luis Fernando Antúnez
Title: Authorized Representative

Dated: June 12, 2002